UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 8, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 7, 2014 announcing appointments to Turkcell’s Management.

Istanbul, July 7, 2014

Announcement Regarding Appointment to Management

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

The Board of Directors of the Company, convened on 07 July 2014, decided to appoint;

•	Mr.Seyfettin Sağlam as the Chief Group Human Resources Officer of our Company;

•	Ms. Banu İşçi Sezen as Chief Group Human Resources Officer reporting to Mr. Seyfettin Sağlam;

•	Mr.Doğa Unay as the Chief Group Strategy and Strategic Planning Officer;

•	Mr. Burak Ersoy as Chief Consumer Sales Officer reporting to Burak Sevilengül who is the Chief Consumer Marketing and Sales Officer of our Company.

Seyfettin Sağlam graduated from the Middle East Technical University, Department of Sociology. He holds a master degree from Marmara University, Business Administration Department on lnternational Quality Management. He began his carrier in MSC Consulting lnc. in 1998. He worked as HR professional in Tekstilbank and as Human Resources Group Manager in Yildiz Holdings lnc. responsible from Packaging, IT, Finance and Retail Groups besides all Corpoarate Center units. He functioned as an Assistant General Manager of T.C. Ziraat Bankası and also Member of the Boards of Directors of Ziraat Hayat ve Emeklilik A.Ş. Before Borsa İstanbul, he was working as Vice Chairman and Member of Executive Committee in Rixos Hotels and Sembol Construction Inc. Mr. Sağlam started to work for İMKB as Advisor to the Chairman on January 21, 2013, and was appointed as Executive Vice President on March 7, 2013.

Banu İşçi Sezen participated Turkcell Human Resources Team in 2003, and appointed as the Director of Turkcell Academy in 2008. Before joining Turkcell Group she respectively worked at Izmir Mercantile Exchange, Garanti Bank, Humanitas Doğuş and Barış Insurance in managerial positions. She is graduated from the Department of Counseling and Psychological Guidance at Boğazici University. Sezen has been acting Chief Human Resources Manager since April 30, 2014.

Doğa Ünay, graduated from Middle East Technical University with a degree in Electrical and Electronics Engineering. After graduation he worked in Aselsan’s Communications and Information Technology Group as a communication production engineer, and then in Motorola’s Communication Systems Group in Germany and UK as senior system and planning engineer. After completing his MBA at Harvard Business School in 2006 he worked as senior consultant at Bain & Co’s Boston office. He joined Turkcell in 2008 working first in the corporate strategy group and later as the CEO Support Director.

Burak Ersoy graduated from Middle East Technical University (METU), Mining Engineering department in 1992 and received his master degree from Gazi University, Marketing Department in 1998. He began his career at Bayındır Menkul Kıymetler as an investment advisor, was Regional Manager at J&H Marsh&MC Lennan and served as Trade Marketing Manager, Sales Development Manager and Group Sales Manager at Marsa and Marsa Kraft. Joining Turkcell in 2010, Burak Ersoy undertook Consumer Sales Channels Manager, Small Business Manager and Small Business Director roles.

Investor Relations

E-mail:  investor.relations@turkcell.com.tr

Twitter:  http://twitter.com/TurkcellNews

Website:  www.turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 8, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 8, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director